Exhibit 99.1

 Check-CapRedefining Colorectal Cancer Prevention  CORPORATE PRESENTATION September 2019  check-cap.com NASDAQ : CHEK

 Safe Harbor Statement  Forward-Looking StatementsThis presentation contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs; our financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, this presentation, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below. These factors include, but are not limited to, the following: our history of losses and needs for additional capital to fund our operations; our ability to continue as a going concern; our inability to obtain additional capital on acceptable terms, or at all; the initiation, timing, progress and results of our clinical trials and other product development efforts; our reliance on one product or product line; the clinical development, commercialization and market acceptance of our C-scan system; our ability to receive de novo classification and other regulatory approvals for our C-Scan system; our ability to successfully complete clinical trials; our reliance on single-source suppliers; our reliance on third parties; our ability to establish and maintain strategic partnerships and other corporate collaborations; our ability to achieve reimbursement and coverage from government and private third-party payors; the implementation of our business model and strategic plans for our business; the scope of protection we are able to establish and maintain for intellectual property rights covering our C-Scan system and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting Check-Cap is contained under the heading "Risk Factors" included in Check-Cap’s most recent Annual Report on Form 20-F filed with the SEC on April 4, 2018, and in other filings that Check-Cap has made and may make with the SEC in the future. These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf included in, but not limited to, this presentation speak only as of the date hereof and are expressly qualified in their entirety by the foregoing. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The presentation contains information about an investigation-stage medical device product under development, which has not yet been approved by the FDA for commercial distribution in the United States. All representations in this presentation are based upon investigations in certain clinical and other research, but which accordingly should not be construed as general claims for the safety or efficacy of the products when used by patients.  2

 3  The Check-Cap Mission  Prevent Colorectal Cancer through Precancerous Polyp Detection

Check-Cap at a Glance

- Prep-free capsule based alternative targeted to reduce global CRC incidence
- Designed to address unmet needs in a multibillion-dollar market
- CE Mark granted, approved for sale in Israel
- Positive clinical data from post-CE approval study
- U.S. clinical study underway
- Global manufacturing footprint
- Strong IP profile

 Precancerous Polyp Detection – Key for CRC Prevention  5  ~10 years Prevention Opportunity1       <10  10 - 19  20 - 29  ≥30  Malignancy Rate*  Polyp Size (mm)  0%  0.9%  6.1%  38.1%  Source:1. https://www.cancer.org/cancer/colon-rectal-cancer/detection-diagnosis-staging/detection.html. * Pickhardt et al. Glin. Gatro. And Hep. 2010; 8: 610  Why wait for cancer?

Global Screening Rates Remain Low


+ 20%
Goal by
Colorectal Cancer
60%
~ 7%
~ 20-30%
~ 15%
Low Rates
Ages ≥50
US 2
Germany 3
China 4
Colonoscopy
Fecal Immunochemical Test (FIT)
Fecal Occult Blood Test (FOBT)

BARRIERS TO COMPLIANCE

Colonoscopy

- Laxative bowel preparation
- Invasive
- Sedation

FIT

- Stool Handling

Source:
1. 2018 goal, ages 50-75 years, https://www.cdc.gov/cancer/dcpc/research/articles/crc_screening_model.htm
2. Relates to ages 50 years and older, as of 2015. For colonoscopy, this includes adults that had a colonoscopy in the past 10 years or sigmoidoscopy in the past 5 years. For FIT this includes adults that had FIT or FOBT in the past year. https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/colorectal-cancer-facts-and-figures/colorectal-cancer-facts-and-figures-2017-2019.pdf
3. For FIT this relates to 50-54 years old testing for fecal blood in 2014. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5341111/ , http://www.cancer-days.eu/res/file/presentations/2017/04-state-of-the-art-04b-seufferlein.pdf
4. No national program data available. Company estimate (of low screening rate) based on third-party sources.

6

CRC: Third Most Diagnosed, Yet Least Prevented Cancer

Annual Incidence (Worldwide)	
1.8M	**881,000**
New cases[1]	Deaths[1]

Economic Burden	
~16B	**~99B**
U.S alone (2018)[3]	Worldwide[4]

Most Commonly Diagnosed Cancers

Worldwide estimated figures, in millions, 2018


2.1M
2.1M
1.8M*
1.3M
1.0M
Lung
Breast
Colorectal
Prostate
Stomach

* 60% increase expected by 2030[2]

Source:
1. http://gco.iarc.fr/today/data/factsheets/cancers/10_8_9-Colorectum-fact-sheet.pdf
2. https://gut.bmj.com/content/66/4/683.
3. https://progressreport.cancer.gov/after/economic_burden
4. https://www.medscape.com/viewarticle/727459

7

Multi-Billion Dollar Market Opportunity







	UNITED STATES	EUROPE	CHINA
Screening Population*	**89M**	**220M**	**348M**
Market Opportunity**	**~$9B**	**~$20B**	**~$30B**

American Cancer Society

Revised ACS guidelines recommending average risk population **to begin screening at age of 45**

Source:
*Population age groups 50-74. United Nations DESA/ Population Division – World Population Prospects 2017 (U.S, China and Europe). https://population.un.org/wpp/Download/Standard/Population/
**For average risk patients, aged 50-75, screened once every 10 years according to ACS' guidelines, at average estimated C-Scan procedure cost of $1K.

8

  C-Scan® View      C-Scan® Track  C-Scan® Cap  The C-Scan® System is not available for sale or clinical use in the U.S.   Our Solution: Prep-Free Polyp Detection  9      Natural passageUltra-low dose X-ray scanning technology  Autonomous control positioning and recording  Post processing suite2D/3D maps of colon’s inner surfaceEnhanced analysis tool

Patient-Friendly Procedure

1 

2 

3 

Ingestion

- C-Scan® Track attached to patient's back

Normal Daily Routine

- No special diet
- Contrast agent + Fiber with each meal
- Procedure takes 2-3 days
- Patient is notified once capsule is excreted naturally

Physician Analysis

- Clinical data downloaded from patch to C-Scan® View
- Analysis and report

10

C-Scan® Advantages



Physician
Patient
Payer

Patient

- **NO** bowel preparation
- **NON**-invasive procedure
- **NO** sedation, pain or discomfort
- **NO** interruption of daily routine

Physician

- **Improved adherence -** alternative for patients refusing or unable to undergo colonoscopy
- Potential for **increased treatment** volumes
- **Enhanced analysis** tool
- **NO** operating room required

Payer

- **Reduced** CRC incidents and mortality through **prevention**
- **Reduced** treatment cost

11

   Clinical Value for CRC Prevention  12  Post CE approval study* results1 for precancerous polyps detection  76% Sensitivity**  82% Specificity  *90 patients evaluated of 142 enrolled, evaluation was obtained implementing a gender-based motility analysis. Results of both C-Scan and FIT were compared to colonoscopy.** For polyps ≥10 mm   Source:http://ir.check-cap.com/2019-07-09-Check-Cap-Announces-Positive-Final-Results-from-Its-Post-CE-Approval-Study-of-the-C-Scan-R-SystemPickhardt at al. Clin. Gastro. And Hep. 2010; 8:610  (≥30mm Polyps – 38.1% malignancy rate2)   FIT Detection Rate    66%  76%  100%

 Post-CE Case Study - Agreement with Colonoscopy  13

Advancing Global Positioning

Check Cap



EU

CE

- CE Mark granted
- Pilot sales initiation planned in 2021

U.S.

GE Healthcare

- Ongoing pilot study
- GE Healthcare manufacturing line completed
- Pivotal study initiation planned in 2020
- Sales and MFG following FDA clearance

Israel

משרד הבריאות
לחיים בריאים יותר

- Israeli Ministry of Health (“AMAR”) approval obtained
- Ongoing clinical studies and data collection
- Pilot sales initiation planned in 2020

14

 Global Manufacturing Footprint  15  Completion of Manufacturing Line Transfer Implementation and Qualification by GE Healthcare  MFG Infrastructure  Adhering to Worldwide Regulatory and Safety Standards

 Headway to Commercialization  16  Strategic Suppliers  MFG Center Of Excellence  Reimbursement Strategy              Strategic Partnership Engagements  Capacity & Quality Ramp Up

Strong Global Intellectual Property Franchise



Core patents granted in major jurisdictions

41 Granted **22** Pending

C-Scan Core Patents

- X-ray capsule medical imaging
- 3D Real-time tracking
- 3D Recon algorithms

Future potential applications

- Drug delivery capsule
- Microbiome sampling capsule
- Catheter-based X-ray imaging

17

 Founder & CTO  Management Team  18  Chief Financial Officer    Mira Rosenzweig  Chief Executive Officer  Alex Ovadia  VP of Research & Development  Boaz Shpigelman  VP of Operations  Joshua Belkar  Yoav Kimchy, Ph.D  VP QA&RA  Israel Hershko

   Board of Directors  19  Dr. Walt Robb            XQ Lin  Steve Hanley    Chairman  Yuval Yanai  Clara Ezed  Dr. Mary Jo Gorman  Member of the BOD of Check-Cap US Inc., our U.S Subsidiary  Extensive Experience in Medical Technology Development and Commercialization

Near-Term Major Milestones

2019E	2020E	2021E-2022E
✓ Positive Final Results from Post CE Approval Study	Initiation of U.S. Pivotal Study[2,5,6]	Completion of U.S. Pivotal Study[2,5,6]
✓ Manufacturing Line at GE Ready	Pilot Sales Initiation in Israel[1,2,4]	File with FDA[2,5,6]
Completion of U.S. Pilot Study		FDA Approval[2,5,6]
		Pilot Sales Initiation in EU[1,2,3,4]

Clinical data collection in preparation for pivotal study*

Reimbursement strategy advancement

* Includes potential larger-scale pre-pivotal study in subjects considered to be average risk

1. Pending strategic partnership
2. Pending sufficient capital
3. Pending additional regulatory approval as may be required
4. Pending manufacturing cost reduction
5. Assuming de novo classification, no PMA and no additional clinical studies required
6. Pending success in clinical studies and data collection

20

Investment Summary

Significant Market Potential	~881,000 CRC deaths ~1.8M new cases of CRC globally in 2018 Multibillion-dollar addressable market
C-Scan® Value Proposition	Prep-free screening method for precancerous polyp detection Patient-friendly and addresses major barriers to colonoscopy Positive clinical data
Global Regulatory and Commercialization Pathway	Collaboration with GE Healthcare U.S. pilot study results expected during 2019; U.S. pivotal study planned in 2020 CE marking in EU; AMAR approval in Israel; pilot sales planned to initiate in 2020
Strong Worldwide IP	41 patents granted; 22 pending
Experienced Leadership Team	Management experienced in navigating regulatory pathways and product launch/commercialization
General Information	HQ: Isfiya, Israel NASDAQ: CHEK Number of employees: 59 Cash and equivalents: $14.7M*

*June 30, 2019

21

APPENDIX

 United States  Colonoscopy Out of pocket private sector   $1,2121 ($2,100 – $3,7642)    Cologuard(Stool DNA, Exact)   $5093  Reimbursement for Screening Methods  Source:1. Relates to estimated average cost with biopsies in 2015 https://link.springer.com/article/10.1007/s00261-015-0538-1 2. https://aspe.hhs.gov/system/files/pdf/255906/DHNAdditionalInfor.pdf, https://www.bankrate.com/finance/smart-spending/how-much-does-colonoscopy-cost.aspx3. https://www.cms.gov/Medicare/Medicare-Fee-for-Service-Payment/ClinicalLabFeeSched/Downloads/CY2018-CLFS-Payment-System-Summary-Data.pdf4. http://mayafiles.tase.co.il/rpdf/854001-855000/p854945-00.pdf   Japan  Capsule Endoscopy (Medtronic)    $785*4  *83,100 JPY in 2019 or $785USD (based on August 2019 rates).  23

 X-Ray Exposure Control  24  mSv  Comparison of approximate effective radiation dose in adults for several radiology procedures  Very Low Radiation Exposure      Standby Mode  Scan Mode  Source: https://www.radiologyinfo.org/en/info.cfm?pg=safety-xray  6  8  10    0.1  0.05

       C-Scan®: Preparation-Free Colon Screening  25  Compton Back-scattering  X-Ray Fluorescence  Capsule scanning over a polyp  Disruptive Imaging TechnologyAs the capsule moves naturally, it scans the inner lining of the colon in a 360-degree arc, scanning only when in motion  Exclusive Motility AnalysisCapsule motility is continuously tracked and recorded